SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

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ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Subject Company)

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ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares, par value HK $0.10 per share

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN SHARES

(Title of Class of Securities)

Ordinary Shares (763991-02-3)

American Depositary Shares (04516X106)

((CUSIP) Number of Class of Securities)

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CATHERINE CHANG

GENERAL COUNSEL

17th Floor, The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

+852 2500 0888

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

_________________

with a copy to:

Mark S. Bergman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Alder Castle

10 Noble Street

London

EC2V 7JU

+44 207 367 1601

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2007 by Asia Satellite Telecommunications Holdings Limited (“AsiaSat” or “the Company”), relating the Offers by AsiaCo Acquisition Ltd. (“the Offeror”), a company established for the purpose of effecting the Offers, incorporated in the British Virgin Islands with limited liability, and owned jointly by Able Star Associates Limited (a wholly-owned indirect subsidiary of CITIC Group) and GE Capital Equity Investments, Inc. (a wholly-owned indirect subsidiary of General Electric Capital Corporation). Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the US Offer Document filed as Exhibit (a)(1)(1) hereto.

The press release announcing the results of the Offers has been filed as Exhibit (a)(5)(5) hereto and is incorporated herein by this reference.

ITEM 8.  ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented as follows:

As at 4.00 p.m. on 26 June 2007 (Hong Kong time), being the latest time for receiving acceptances under the Offers, the Offeror had received valid acceptances under the Share Offer and the US Share Offer in respect of 22,269,695 AsiaSat Shares, representing approximately 18.21% of the AsiaSat Shares under the Share Offer and the US Share Offer and approximately 5.69% of AsiaSat’s entire issued share capital.

Prior to the Offers, the Offeror held no AsiaSat Shares, although Bowenvale, a person presumed under the Takeovers Code to be acting in concert with the Offeror, beneficially owned in aggregate 268,905,000 AsiaSat Shares, representing approximately 68.74% of AsiaSat’s issued share capital. Taking into account the valid acceptances tendered under the Share Offer and US Share Offer, the Offeror and persons acting in concert with it are interested in 291,174,695 AsiaSat Shares, representing approximately 74.43% of AsiaSat’s entire issued share capital as at the date of this announcement.

Valid acceptances in respect of 3,563,500 Options under the Option Offer have also been received, representing approximately 93.20% of the Options granted under the Share Option Scheme.

ITEM 9.  EXHIBITS.

Item 9 is hereby amended and supplemented as follows:

(a)(5)(5) Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on June 26, 2007

(a)(1)(1)*	US Offer Document, dated May 25, 2007

(a)(1)(2)*	Letter of Transmittal

(a)(1)(3)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(4)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(5)*	US Form of Acceptance

(a)(5)(1)*	New York Times advertisement, dated May 25, 2007

(a)(5)(2)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 15, 2007

(a)(5)(3)*	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated May 25, 2007

(a)(5)(4)*	Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 23, 2007

(a)(5)(5)	Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on June 26, 2007

(e)	None.

(g)	None.

*	Previously filed with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
By:	/s/ Peter Jackson
Name:	Peter Jackson
Title:	Chief Executive Officer
Date:	June 26, 2007